KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

NINE MONTHS ENDED

September 30, 2023

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the nine months ended September 30, 2023.  It should be read in conjunction with the unaudited interim consolidated financial statements of the Company together with the related notes thereto for the nine months ended September 30, 2023.

The unaudited interim consolidated financial statements for the nine months ended September 30, 2023 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee and the Board of Directors on November 8, 2023.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of inventory assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions.  Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 20).  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com and www.kxiwildertec.com.

DATE OF REPORT

November 9, 2023

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

SUMMARY OF FIANANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPT 30, 2023

Nine months ended September 30,	2023	2022
Revenues	$7,750,557	$8,541,711
Gross profit	$3,300,370	$3,866,354
Gross profit margin	43%	45%
Adjusted EBITDA (loss)	$(862,150)	$252,107
Non-cash expenses	$1,020,906	$1,144,508
Taxes	$104,898	$42,700
Net income (loss)	$(1,936,518)	$(935,101)
Basic earnings (loss) per share	$(0.03)	$(0.02)
Three months ended September 30,
Revenues	$3,138,137	$2,708,364
Gross profit	$1,421,248	$1,164,399
Gross profit margin	45%	43%
Adjusted EBITDA (loss)	$277,981	$(31,379)
Net Income (loss)	$(102,722)	$(361,522)

Liquidity and Capital Resources	September 30, 2023	December 31, 2022
Working capital	$5,559,748	$7,000,568
Cash	$1,865,160	$2,712,446
Accounts receivable	$1,069,237	$1,381,979
Net equity	$8,906,728	$10,781,672
Total assets	$10,041,687	$12,147,143
Common shares outstanding	54,320,086	54,320,086

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications.  Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases.  The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

The Company has firmly established itself as a leading North American producer and supplier of specialized rail tank car equipment.  The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway.  These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport.  With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ.  The Company was listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014.  The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses.  Revenues over the last five audited year end periods were as follows: $10,931,188 for the year ended December 31, 2022; $7,425,707 for the year ended December 31, 2021; $11,149,130 for the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; and $12,716,596 for the year ended December 31, 2018.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net loss of $1,355,417 for the year ended December 31, 2022; net loss of $2,758,567 for the year ended December 31, 2021; net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018.

The rail tank car industry is historically cyclical.  The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  In 2020 and through 2022 COVID-19 delivered a powerful economic setback for Kelso as the pandemic significantly reshaped the business dynamics in the rail tank car industry.  Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets, research and development and its ability to continue business operations.  The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth.  In 2022 revenues improved by 47% which allowed Kelso to continue its R&D projects in both the rail and automotive industries.

Financial performance in 2022 saw sales recover by 47% after a dramatic 33% setback in 2021.  Both of these items raised concerns of the Company's abilities to continue business operations.  The OEM rail tank car producers slowed in April 2020 and have continued to be depressed.  The retrofit and repair business segments remain open allowing the continuation of the Company's rail operations.  Industry experts anticipate that new car production will track replacement demand for the 438,000 tank car fleet and be in the range of 7,000 - 10,000 cars per year.  Tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years.  Management believes that revenue streams from rail tank car operations should continue to improve slowly over the upcoming years when new product offerings gain final AAR regulatory approvals.

The Company's working capital was $5,559,748 as at September 30, 2023 which includes $3,613,431 in inventories required for timely future deliveries.  Capital resources are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, top ball valve and angle valve, although final AAR approval processes take considerable time to complete.  Our pressure tank car PCH valve has now been approved for full commercial use adding to our sales growth potential.  These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer-term adoption by the rail industry.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Management continues to focus efforts to strengthen the portfolio of rail products by closely monitoring those products near completion of the required service trial period. The corporate ambition is to increase sales volume from newly developed products for a wider variety of rail tank car applications.

Over the years the Company has grown a highly respected, quality brand and established new direct relationships with HAZMAT shippers.  These interested stakeholders have directly helped design our new proprietary angle valves for the pressure car market and our bottom outlet valves featuring unique ceramic technology advantages.

These new rail products sell for much higher unit values and are expected to grow our rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car once AAR approvals are secured.  Our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process.  The pressure car market fleet for the Company to service is currently in the range of 80,000 tank cars, which provides a significant growth opportunity in the near future.  Our bottom outlet valves are going into full-service trials and may be able to generate minimal exceedance revenue from motivated customers.

The traditionally cyclical rail tank car market, however, has not recovered well from COVID related pressures as all facets of logistics, supply chains and manufacturing were severely impacted.  Current economic conditions that include high interest rates and inflationary pressure on raw materials have depressed the rail tank industry to approximately 20% of its full OEM production capacity.  This is a major obstacle making corporate growth objectives very challenging to predict and achieve.

These economic circumstances have altered the rail tank car industry strategic planning to continue to limit new tank car builds while shippers focus on repurposing or re-qualifying existing tank car fleets.  Although disappointing, this presents a bona fide opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities through a broader range of "100% Made in the USA" technologies.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

Commencing in 2017, Management actively pursued new diverse marketplace opportunities outside of the rail industry.  The overall strategic plan is to spread business risks by accessing non-rail markets to diminish the severe negative impact of the reliance on a small number of customers and the historic down cycles in the rail industry.

Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) is focused on the research and development of an advanced "Road-To-No-Road™" suspension system known as the KXI™ Wildertec™ Heavy Duty Suspension System (KXI).  KXI is being designed to provide safer, more effective, efficient and ecologically responsible capability for commercial wilderness operations.  KXI is a pioneer brand initiated by Kelso to service the needs of the commercial wilderness transportation technologies marketplace.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industrial and public service customers.

The Phase-One half-ton "concept" vehicles were fitted with the service providers' air suspension innovations, initial component tooling and parts and installation of the mechanical KXI components on a light duty half ton "host" vehicle.  Multiple vehicles were converted and tested.  Desired performance fell well short of expectations due to software automation deficiencies, regulatory compliance problems and engineering durability requirements.  The key issue was that the design specifications could not attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Unfortunately, ongoing research and testing of the original half-ton KXI prototypes revealed engineering, safety and economic issues that rendered the half-ton KXI prototype concept commercially unfeasible.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

In March, 2021 the Company terminated the original Technology Development Agreement (TDA) with G&J Technologies Inc. ("G&J"), including the consulting agreement for $10,000 per month.  The termination was disputed by the service providers and arbitration commenced.

On April 25, 2023 the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues.  The judgement is binding for all parties and required Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees.  This amount has been paid.  The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered.

In 2021 based on knowledge gained from inputs from automotive engineers and wilderness experts KIQ moved the R&D focus for a brand new KXI Heavy Duty (KXI HD) suspension system that would be legally compliant.  The goal was to create a "Road-To-No Road™" vehicle that featured a durable, automated state-of-the-art hydraulic suspension system.  The design ambition was to equip and enable a heavy-duty (one ton or greater) "host" vehicle platform that would represent larger and more achievable commercial market opportunities.

The Company secured the services of several military and automotive OEM suppliers and highly qualified software and suspension engineers as well as specialized wilderness experts.  These stakeholders confirmed that our new R&D direction was a unique bona fide opportunity to pursue.  They agreed to support our R&D schedules to design and produce an initial KXI HD prototype.

The KXI HD prototype vehicle was completed in late 2022.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software which encompasses our trademarks PreciseRide™ and AdaptiveGrip™.  The commissioned prototype vehicle is currently going through extensive software and engineering integrity tests in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state.  This is expected to provide the Company with a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in 2024.

On September 12, 2023 the Company reported that it has filed its first proprietary Patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for its current and future technologies.

The Method technologies are the first successful specialized Advanced Driver-Assistance System ("ADAS") created specifically designed for specialized no-road commercial/military wilderness operations.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  To date no one other than Kelso has created and proven a functional automated suspension-specific ADAS for commercial wilderness applications until the Company's recent introduction of its unique Method and a fully functional prototype.  This is a major technological development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and military customers.  Our business ambition is to participate in the global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

The Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements with interested customers in, but not limited to, safer working environments for drivers/operators working in wilderness environments such as fire fighting, medical/evacuation operations, emergency response capabilities, mining, energy transmission and geographic/environmental data mapping systems.

MARKETS AND PRODUCTS

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market.  The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America.  Customer driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps products smart, simple and focused on customer needs.  Kelso concentrates on sound business fundamentals, operational practices, Adjusted EBITDA returns and careful capital management.  Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption.  This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities.  Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams.  The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car.  The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 89,000 valves and generated more than $137 million in revenues.  Total OEM production output in 2022 was 9,812 rail tank cars.  Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit and repair activity in 2022.

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products.  Key products include:

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (AAR approved - new market)
  Pressure car angle valves (under AAR field service trials - new market)
  Top ball valves (under AAR field service trials)
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) new tank car demand is expected to reach 8,290 tank cars in 2023.  In addition, significant re-qualifications of existing rail tank cars are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years.  The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities.  The Company's focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.
  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.
  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.
  To build reliable equipment featuring high-quality milled or U.S. cast parts eliminating problematic imported cast parts that lead to complex expensive repairs for customers.
  To ensure that customers benefit with more profitable in-service time for tank cars.

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road" capabilities regardless of the climate or the severity of the terrain.  The KXI Suspension System is being developed under the product brand (Wildertec™) initiated by Kelso to service the niche industries of commercial wilderness and emergency management transportation technologies.  The Company's goal is to utilize well established automotive and equipment engineering practices to solve the challenges of extreme terrain travel and create opportunities and efficiencies for both industry and public service customers.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can most effectively respond to threats to public safety and better protection of emergency responders in the wilderness.

The Company considered the engineering challenge and ambition worth pursuing.  Environmental experts continue to warn that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harm's way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and prevent property damage.

In 2021 the Company engaged automotive engineers and experts allowing KIQ to move the R&D focus for KXI to equipping a heavy-duty (one ton or greater) "host" vehicle platform (KXI HD) which represents a larger and more accessible commercial market opportunity.  The Company secured the services of several military and automotive OEM suppliers and highly qualified control system engineers along with specialized wilderness experts.  They agreed to support our R&D schedules to design and produce an initial KXI HD prototype utilizing best available technologies with the goal of pilot production in early 2024.  The KXI HD platform represents a much more realistic and accessible commercial market opportunity to pursue.

The fundamental objective of the KXI HD project has been the creation of a new legally road compliant suspension control technology that can greatly improve the technical performance of a combined road and wilderness vehicle.  The focus of the KXI HD technology is to manage the center-of-gravity of the vehicle to provide better traction and better balance for passengers and payloads during commercial wilderness and disaster response operations.

To accomplish this, KXI HD has utilized state of the art hydraulic mechatronic technologies controlled by the Company's proprietary encryption protected wilderness driver assistance software system.  Initial proprietary trademarks include PreciseRide™ and AdaptiveGrip™. The design objective is to ensure all vehicle maneuvers, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges.  The prototype has been completed and early testing of the design indicates that commercial stakeholders can expect the KXI HD to provide:

● Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improve the safe maneuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

● Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity will be a responsive central tire inflation system and other key controls.  KXI HD is expected to diminish wheel slip and enable safer climbing, traversing and descending operations, results that can lower ecological impact and fuel consumption.

● Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations.  This improves ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

● KXI HD expects to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that require quick response times to emergency locations.  KXI HD is designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which is expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Engineering design goals have been focused on the non-serviced needs of our target markets with new technological performance that can deliver new standards for safety, effectiveness and efficiency.  It is expected that KXI HD can accomplish these goals while providing environmental and cultural responsibility for extreme vocational transportation applications.

The KXI HD prototype was completed in late 2022.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle is going through extensive engineering integrity testing, software commissioning and debugging to prove the Road-To-No-Road design principle is achievable.

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state.  This is expected to provide KIQ a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2024.

The goal is to attain full legal compliance of the design that ensures that equipment operators are able to utilize the full efficiency of the KXI HD technology without compromising the safety of the vehicle, occupants and the general public.  This is expected to qualify the KXI HD vehicle for full scale marketing and sales.

In September 2023 the Company filed its first proprietary Patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for its current and future technologies.

The Method technologies are the first successful specialized Advanced Driver-Assistance System ("ADAS") created specifically designed for specialized no-road commercial mission specific wilderness operations.  To date no one has successfully developed an ADAS for commercial wilderness applications until the Company's recent introduction of its unique Method and a fully functional prototype.  This is considered a major technological development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and military customers.  Our business ambition is to participate in the global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry analysts McKinsey & Company.

The Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements with interested customers in, but not limited to, safer working environments for drivers/operators working in wilderness environments such as fire fighting, medical/evacuation operations, emergency response capabilities, mining, energy transmission and geographic/environmental data mapping systems.

PRODUCTION AND R&D FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the AAR.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

KXI HD research and development operations are located in a new facility in West Kelowna, British Columbia, Canada.  This facility is modern and well suited to the development of the heavy-duty vehicle initiatives.  It facilitates our key engineers, specialists and OEM suspension control experts and strategic R&D schedules to produce a regulatory compliant KXI HD prototype in 2023 with the goal of pilot production in 2023 and initial sales in early 2024.  This strategic direction and new facility is expected to reduce R&D costs and maintain strategic business timetables.

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods.  The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE American Exchange.  The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public.  Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the cyclical conditions surrounding the rail tank car industry.  All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the nine months ended September 30, 2023 are representative of a light industrial engineering organization continuing to build the Company's brands and new product portfolio through the research, development and marketing of a diverse range of rail and automotive transportation technologies.  The current economic environment of inflation, high interest rates and supply chain problems has significantly affected the Company's operational performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment in the rail tank car industry.  Sales performance for the nine months ended September 30, 2023 decreased 10% over the nine months ended September 30, 2022.  This economic decrease demonstrates that the Company's business activities remain unpredictable as the low productivity of the rail tank car producers continues to frustrate the Company's operations in 2023.  Combined with repair, retrofit and re-qualification operations, business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the nine months ended September 30, 2023 reflected Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions as well as the negative financial impact of an arbitration award in 2023.  Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

For the nine months ended September 30, 2023, the Company reported a net loss of $1,936,518 ($0.03 per share) against revenues of $7,750,557 compared to a net loss of $935,101 ($0.02 per share) against revenues of $8,541,711 for the nine months ended September 30, 2022.

Gross profit margin returns were $3,300,370 (43% of revenues) for the nine months ended September 30, 2023 compared to $3,866,354 (45% of revenues) for the nine months ended September 30, 2022.  Gross profit margin returns diminished due to inflationary factors and lower plant volume, but remain well above industry averages due to the maintained production efficiencies and new revenue pricing models that reflect higher raw material cost factors.

Total operational expenses increased slightly to $4,543,054 for the nine months ended September 30, 2023 compared to $4,500,073 for the nine months ended September 30, 2022.  Expenses are in line with Management's expectations and comparable to the third quarter of the prior year.

Since March 2021, Kelso and the original service providers (G&J) have been engaged in a termination and technology dispute regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022.  On April 25, 2023 the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues in a termination and technology arbitration regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022.  The judgement is binding for all parties and requires Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees.  A provision for this amount has been included in the current financial statements.  The Company has paid the award amount as at September 30, 2023 and the negative financial effects of this arbitration are incorporated in the financial statements as at September 30, 2023.

Adjusted EBITDA refers to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Adjusted EBITDA for the nine months ended September 30, 2023 and 2022 has been calculated as follows:

	Nine months ended September 30
	2023	2022
Net income (loss)	$(1,936,518)	$(935,101)
Unrealized foreign exchange loss (gain)	$(45,194)	$(19,055)
Amortization	$829,514	$904,881
Income taxes	$104,898	$42,700
Gain on sale of assets	$-	$(1,358)
Write down of inventory	$100,528	$260,040
Write off of property, plant and equipment	$23,048	$-
Share based expense	$61,574	$-
Adjusted EBITDA (Loss)	$(862,150)	$252,107

Factors in the reported income for the nine months ended September 30, 2023 include expenses related to ongoing marketing initiatives in the amount of $254,530 (2022 - $293,036) and related travel costs of $112,424 (2022 - $74,554).  These expenses are related to ongoing marketing programs for existing and new products.  Travel costs have increased due to the renewed ability to meet face-to-face with customers as COVID-19 requirements relax.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products.  During the nine months ended September 30, 2023 the Company's industrial product design and development costs were $1,109,164 (2022 - $877,575).  The increase between 2023 and 2022 is largely related to the completion and accelerated testing of the KXI HD prototype. New product developments are a key priority to provide longer-term opportunities for Kelso to grow its future revenues.  The Company's goal remains the diminishment of the negative financial effects of a historically cyclical rail tank car market with non-rail products.

Management continues to administrate both the Company's rail operations and KXI HD development with the goal of longer-term business growth.  This is reflected in the Company's investments in human resources, marketing, sales and production operations for the nine months ended September 30, 2023.  The Company recorded office and administrative costs of $1,807,718 (2022 - $1,647,533) and management compensation was $540,000 (2022 - $563,566).  There was no accrual for contractual management performance bonuses for the nine months ended September 30, 2023 as none was earned (2022 - $23,566).  Management bonuses when earned are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following.

Consulting fees for the nine months ended September 30, 2023 were $356,959 (2022 - $253,605) and investor relations fees were $63,000 (2022 - $63,000).  Consulting fees are directly related to independent experts and software specialists working on the KXI HD suspension project.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs and the required administration functions of a publicly listed industrial company listed on two major stock exchanges.  Costs for these professional audit and legal services were $211,009 for the nine months ended September 30, 2023 (2022 - $432,647).  The cost reduction is due to the completion of the arbitration in 2023 and the costs includes ongoing US tax and audit requirements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars.  The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gain of $45,194 for the nine months ended September 30, 2023.

The Company has recorded an income tax expense of $104,898 for the nine months ended September 30, 2023 (2022 - $42,700).

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  Management reviews the Company's estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use.  Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account-by-account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  As at September 30, 2023, the Company has not made an allowance for bad debts.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2023 the Company had cash on deposit in the amount of $1,865,160, accounts receivable of $1,069,237 prepaid expenses of $146,879 and inventory of $3,613,431 compared to cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 as at December 31, 2022.

The Company had income tax payable of $22,524 at September 30, 2023 compared to $30,626 at December 31, 2022.

The working capital position of the Company as at September 30, 2023 was $5,559,748 compared to $7,000,568 as at December 31, 2022.  Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Net assets of the Company were $8,906,728 as at September 30, 2023 compared to $10,781,672 as at December 31, 2022.  The Company had no interest-bearing long-term liabilities or debt as at September 30, 2023 or December 31, 2022.

The Company's business activities in 2023 have diminished approximately 10% when compared to 2022.  The OEMs and owners of tank cars have been significantly affected by the current economy and have become more cautious about capital expenditure activities due to market trends for 2023 and beyond. The fallout of these circumstances is that the Company must operate carefully in uncertain times.  There is a possibility of further diminishment of the Company's financial performance during 2023 due to slow economic rail activity related issues, hyper inflation and supply chain concerns although the impact and duration of these circumstances still remains uncertain.  The Company feels that Kelso's debt free financial position and available capital reserves at the date of this report will allow Kelso to build its business over the longer term.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.  Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 20).

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

SELECTED QUARTERLY INFORMATION

	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
Revenues	$3,138,137	$2,152,462	$2,459,958	$2,389,477
Gross profit	$1,421,248	$792,554	$1,086,568	$1,042,642
Expenses including non-cash items	$1,487,422	$1,839,673	$1,873,245	$1,428,171
Net income (loss) for the quarter	$(102,722)	$(1,047,119)	$(786,677)	$(420,316)
Basic earnings (loss) per share	$(0.00)	$(0.02)	$(0.01)	$(0.00)
Adjusted EBITDA (loss)	$277,981	$(608,513)	$(531,618)	$(335,682)
Common shares outstanding	54,320,086	54,320,086	54,320,086	54,320,086

	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Revenues	$2,708,364	$2,869,496	$2,963,851	$1,996,616
Gross profit	$1,164,399	$1,273,561	$1,428,394	$949,038
Expenses including non-cash items	$1,525,921	$1,793,004	$1,488,316	$1,907,374
Net income (loss) for the quarter	$(361,522)	$(519,443)	$(54,136)	$(1,130,973)
Basic earnings (loss) per share	$(0.01)	$(0.01)	$(0.00)	$(0.01)
Adjusted EBITDA (loss)	$(31,379)	$75,606	$207,880	$(231,558)
Common shares outstanding	54,320,086	54,320,086	54,320,086	54,320,086

SELECTED ANNUAL INFORMATION

	Year ended December 31,
	2022	2021	2020
Revenues	$10,931,188	$7,425,707	$11,149,130
Cost of goods sold	$6,022,192	$4,229,215	$6,356,452
Gross profit	$4,908,996	$3,196,492	$4,792,678
Expenses including non cash items	$6,126,992	$6,254,981	$5,768,476
Gains (losses) on other items	$28,610	$472,561	$(83,100)
Income tax expense (recovery)	$166,031	$172,639	$248,992
Net income (Loss) for the year	$(1,355,417)	$(2,758,567)	$(1,307,890)
Number of common shares outstanding	54,320,086	54,320,086	47,170,086
Basic and diluted earnings (Loss) per common share	$(0.02)	$(0.05)	$(0.03)
Adjusted EBITDA (Loss)	$(83,575)	$(1,436,435)	$366,157
Cash	$2,712,446	$3,377,464	$1,049,049
Working capital	$7,000,568	$8,670,165	$6,251,893
Total assets	$12,147,143	$13,728,510	$12,016,515
Shareholders' equity	$10,781,672	$12,055,113	$10,960,923

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective.  The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.  The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is as at September 30, 2023 was $1,865,160 (December 31, 2022 -$2,712,446).

With respect to the Company's accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within Management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $996,725 (2022 - $1,240,625).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $435,733 (2022 - $224,954), Customer B is $Nil (2022 - $436,400), Customer C is $94,683 (2022 - $148,270) and Customer D is $133,253 (2022 - $144,406).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

As at September 30, 2023, the Company has $1,865,160 (2022 - $2,712,446) of cash to settle current liabilities of $1,134,959 (2022 - $1,330,821) consisting of the following:  accounts payable and accrued liabilities of $1,074,474 (2022 - $1,184,463) income tax payable of $22,524 (2022 - $30,626) current portion of lease liability of $34,296 (2022 - $112,067) and the current portion of the derivative liability of $3,665 (2022 - $3,665).  All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $37,739 (2022 - $164,469) which are due between one to three years.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company's cash consists of cash held in bank accounts that earn interest at variable rates.  Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2023 the Company had the following net monetary assets denominated in CAD (amounts presented in USD):

	September 30, 2023	December 31, 2022
Cash	$34,125	$63,799
Accounts receivable	72,512	141,354
Accounts payable and accrued liabilities	(75,002)	(267,124)
	$31,635	$(61,971)

Based on the above, assuming all other variables remain constant at 7% (2022 - 7%) weakening or strengthening of the USD against the CAD would result in approximately $2,215 (2022 - $4,338) foreign exchange loss or gain in the consolidated interim statements of operations and comprehensive income (loss).

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock.  The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met.  There were no changes to the Company's approach to capital management during 2023.  There are no externally-imposed restrictions on the Company's capital.

Given the financial performance in 2023 Management feels that Kelso's debt free financial position and available capital reserves at the date of this report allow Kelso to execute its strategic business plans for 2023.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely.  The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at September 30, 2023 and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings.  The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO").  This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company's management and staff to the extent deemed necessary.  Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at September 30, 2023.

Despite the Company's evaluation, Management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A.  The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk.  These risks are not always quantifiable due to their uncertain nature.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria.  If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

The Company has obtained patents for the Company's external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve.  If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit.  Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products for rail/road tank cars and wilderness automotive suspension technologies.  The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company.  These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns.  Returns on investment on R&D are always uncertain and cannot be guaranteed.  There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States in order to enable customers to legally operate the technology in all arenas. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $5,559,748 as at September 30, 2023, the Company may, from time to time, face a working capital deficit.  To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

The Company last accessed new equity capital on March 4, 2021 when Management successfully completed 100% of a private placement offering by issuing 7,000,000 units at a price of CAD$0.91 per unit, raising CAD$6,370,000 before expenses.  These funds and subsequent business operations have maintained the financial health and welfare of the Company's business affairs to date.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings.  The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long-term.  The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines.  No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term.  If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected.  Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets.  This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future.  Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled.  This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products.  The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of the Company's revenue.  The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received.  The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future.  The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders.  Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products.  There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels.  The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand.  This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop proprietary new products for the railroad industry and road-to-no-road vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications.  This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering.  The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  Of the above listed risks, only an act of war is truly uninsurable.  The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber.  These raw materials can be subject to significant price fluctuations.  A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results.  As the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order.  However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees.  In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officers of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company that expired on June 30, 2023 and have been extended by mutual agreement until June 30, 2024.  If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key Management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Nine months ended September 30
	2023	2022
Management compensation	$540,000	$540,000
Management bonuses*	$-	$23,566
Share-based expense	$34,457	$-
Directors' fees	$114,250	$122,500
	$688,707	$686,066

The Company has Management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to Management.  This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

As at September 30, 2023, amounts due to related parties included in accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms, consist of $Nil (2022 - $Nil) for directors' fees and $Nil (2022 - $$23,566) for management bonus.

DISCLOSURE OF OUTSTANDING SHARE DATA

1) Common shares issued and outstanding:  54,320,086

2) Share purchase options outstanding:  1,660,000

3) Share purchase warrants outstanding:  Nil

4) Restricted share units outstanding:  925,813

SUBSEQUENT EVENTS

There are no subsequent events to report as at the date of this report.

OUTLOOK

During the first three quarters of the current Fiscal Year, Kelso continued efforts to strengthen the portfolio of rail products by closely monitoring those products near completion of the required service trial period. The corporate ambition is to increase sales volume from newly developed products for a wider variety of rail tank car applications.

The Company has generated $142 million since its start-up from its proprietary constant force pressure relief valve for HAZMAT rail tank cars.  Over the years the Company has grown a highly respected, quality brand and established new direct relationships with HAZMAT shippers.  These interested stakeholders have directly helped design our new proprietary angle valves for the pressure car market and our bottom outlet valves featuring unique ceramic technology advantages.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

These new rail products sell for much higher unit values and are expected to grow our rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car once AAR approvals are secured.  Our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process.  The pressure car market fleet for the Company to service is currently in the range of 80,000 tank cars which provides a significant growth opportunity in the near future.  Our bottom outlet valves are going into full-service trials and may be able to generate minimal exceedance revenue from motivated customers.

The traditionally cyclical rail tank car market, however, has not recovered well from COVID related pressures as all facets of logistics, supply chains and manufacturing were severely impacted.  Current economic conditions that include high interest rates and inflationary pressure on raw materials have remained depressed.  This is a major obstacle making corporate growth objectives very challenging to predict and achieve.

These economic circumstances have altered the rail tank car industry strategic planning to continue to limit new tank car builds while shippers focus on repurposing or re-qualifying existing tank car fleets.  Although disappointing, this presents a bona fide opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities through a broader range of "100% Made in the USA" technologies.

During Fiscal 2023 the Company's KXI Wildertec™ patent pending Automated Traction Optimization Method for Vehicle Suspension Systems ("Method") has been filed.  It is the first successful specialized Advanced Driver-Assistance System ("ADAS") created specifically designed for specialized no-road commercial/military wilderness operations.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  To date no one other than Kelso has created and proven a functional suspension-specific ADAS for commercial wilderness and military applications until the Company's recent introduction of its unique Method and a fully functional prototype.  This is a major technological development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and military customers.  Our business ambition is to participate in the global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry analysts McKinsey & Company.

The Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements with interested customers in, but not limited to, safer working environments for drivers/operators working in wilderness fire fighting, medical/evacuation operations, emergency response capabilities, mining, energy transmission and geographic/environmental data mapping systems.

The Company has made considerable progress in its research and development to create new products.  The timing of required regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.  Management continues to assess the Company's research and development discoveries, new product viability, budget restrictions and market potential of all R&D programs.  Management adjusts R&D plans based on testing results as part of the Company's R&D risk management program.  Despite the many challenges created by the COVID-19 recession, high inflation and interest rates and compromised supply chain issues, Management remains bullish on the longer-term revenue potentials of the Company's new product developments.

Kelso Technologies Inc. Management Discussion and Analysis Nine months ended September 30, 2023 (Expressed in US Dollars unless otherwise indicated)

Despite depressed business activity in the rail industry, we remain committed to the reliability and durability of our products and delivering our products on time.  The Company deploys capital resources sensibly to maintain reasonable financial health and liquidity.  The Company's working capital was $5,559,748 as at September 30, 2023.  Current working capital and anticipated sales activity at above average contribution margins for the remainder of 2023 are expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.

The Company is on course for value creation as we look forward in both rail and automotive markets.  We have determined a clear path for the commercialization of our new products in order to provide longer-term profitable revenue growth.  With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can focus on the growth of its equity value from financial performance generated from a wider range of new proprietary products.

Kelso Technologies Inc.

James R.  Bond,

President and Chief Executive Officer